UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the Fiscal Year ended December 31, 2024

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the period from      to     .

Commission file number 1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

Signed by Brennan Cumming, Director, Human Resources

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Financial Statements

As of December 31, 2024 and 2023

And for the Year Ended December 31, 2024

Supplemental Schedule

As of December 31, 2024

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee and Participants

ING Financial Services LLC 401(k) Savings Plan

New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BAKER TILLY US, LLP

We have served as the Plan’s auditor since 2018.

Peachtree Corners, Georgia

June 25, 2025

Report of Independent Registered Public Accounting Firm

The Benefits Committee and Participants

ING Financial Services LLC 401(k) Savings Plan

New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2018.

Peachtree Corners, Georgia

June 12, 2024

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	2024	2023
Assets:
Investments, at fair value (note 3)	$453,077,912	$401,139,918
Notes receivable from participants	1,548,815	1,455,630

Net assets available for benefits	$454,626,727	$402,595,548

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Additions:
Investment income:
Dividends	$12,121,331
Net appreciation in fair value of investments (note 3)	51,130,360

Total investment income	63,251,691
Other income – revenue sharing	167,000
Interest income on notes receivable from participants	122,389
Contributions:
Employer	8,227,716
Participant	13,215,939
Participant rollover	2,250,398

Total contributions	23,694,053

Total additions	87,235,133
Deductions:
Benefits paid to participants	34,930,798
Administrative expenses (note 2)	273,156

Total deductions	35,203,954

Net increase in assets available for benefits:	52,031,179
Net assets available for benefits:
Beginning of year	402,595,548

End of year	$454,626,727

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

1.	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) is provided for only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the “Company” or “Employer”), covering substantially all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee who regularly works less than 21 hours per week (a “Part-Time” employee) is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period. Excluded employees include an employee of an affiliated company that is not a participating company, an employee seconded to a participating company by an affiliate company for a temporary period of service, a leased employee, and an individual who was hired for a specified fixed time period and whose employment has not been changed to a permanent status.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service or by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax and/or post-tax basis. In addition, employees who are age 50 or older are permitted to make additional contributions. The Plan also provides a “rollover” provision for employees receiving distributions from a qualified plan of a former employer. The Plan includes an auto-enrollment provision whereby all newly eligible and rehired employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, and their contributions are invested in a designated fund until changed by the participant and their deferrals are also automatically increased by 1% annually, up to a maximum of 10% of compensation.

In 2019, the Company added a match true-up amendment to ensure employees get the maximum match available under the Plan. In the event the match as calculated on periodic payroll cycles results in a shortfall of match due to changes in contribution percentages, the Company will calculate and contribute the difference between the Company match contributions for the Plan year and apply such shortfall in Company contribution to the participant’s deferral contributions and compensation for the entire Plan year and the Company contribution funded during the Plan year if the participant is employed as of the last day of the Plan year.

Contributions are subject to certain Internal Revenue Service (“IRS’) limitations.

Investments Elections

A participant may elect to direct the employee and employer contributions to each, or any investment fund specified in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees will be 25% vested in the Company match portion of their account with each year of service they complete and fully vested after four years of service.

Forfeitures

Forfeitures from non-vested participants’ accounts are used to reduce future Company contributions or to pay for administrative expenses. As of December 31, 2024, and 2023, forfeited non-vested accounts totaled $140,855 and $393,308, respectively. During 2024, $138,096 of the forfeitures was used to pay certain administrative expenses and $505,674 was used to reduce Company contributions.

Revenue Sharing

The Plan receives revenue credits from the funds managed by Fidelity Management Trust Company quarterly. The revenue credit account can be used to pay plan expenses or can be allocated to eligible plan participants as defined in the agreement. Revenue earned from this agreement is recorded as other income amount in the statement of changes of net assets available for benefits. The Plan received approximately $167,000 of revenue credits during 2024, approximately $143,000 of which were allocated to eligible Plan participants and $23,000 of which were used to pay plan expenses. As of December 31, 2024 and 2023, approximately $60,000 and $51,000, respectively, remains in the revenue credit account. Any excess revenue over the Plan expenses during the year will be used to pay future Plan expenses or allocated to eligible plan participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.

Payment of Benefits

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his/her account. Upon the death of a participant, the value of such participant’s account shall be distributed to his/her beneficiary. Participants with vested account balances of less than $5,000 will be automatically cashed out if terminated. Any distribution greater than $1,000 that is made to a participant without the participant’s consent before the participant’s normal retirement age will be rolled into an individual retirement plan designated by the Plan administrator. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Notes Receivable from Participants

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund. Interest rates on loans outstanding at December 31, 2024 ranged from 5.25% to 10.50%.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in these financial statements.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Employer stock fund, which principally invests in a single security.

At December 31, 2024, approximately 27 percent and 16 percent of the Plan’s investments were invested in the Fidelity 500 Index fund and Harbor Capital Appreciation CIT 2 fund, respectively.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Payment of Benefits

Benefit are recorded when paid.

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company.

3.	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under GAAP are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities, quoted market prices in markets that are active, or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Employer Stock Fund: The Employer stock fund is measured using the unit value calculated from the observable market price of the stock plus the cash of the short-term investment fund, which approximates fair value.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 measurements).

Common Collective Trust Funds: The T. Rowe Price Stable Value Fund and the Harbor Capital Appreciation CIT 2 are common collective trust funds that are valued at the net asset value using NAV as the practical expedient based on the last reported sales price of the underlying investments held. The Plan’s interest in the common collective trusts was based on information reported by the trustee using the audited financial statements of the common collective trusts at year-end. The investment income (loss) was allocated to participants based on their proportionate share of the net assets of the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023:

2024	Total	Level 1
Employer stock fund	$6,418,512	$6,418,512
Mutual funds	336,992,276	336,992,276

Total investments in the fair value hierarchy	343,410,788	343,410,788
Common collective trusts measured at NAV*	109,667,124	—

Total	$453,077,912	$343,410,788

2023	Total	Level 1
Employer stock fund	$7,410,464	$7,410,464
Mutual funds	349,451,231	349,451,231

Total investments in the fair value hierarchy	356,861,695	356,861,695
Common collective trust measured at NAV*	44,278,223	—

Total	$401,139,918	$356,861,695

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

Fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent) follows:

Fair Value of common collective trusts at:		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2024	$109,667,124	N/A	Immediate	90 days
December 31, 2023	$44,278,223	N/A	Immediate	90 days

The collective trust funds participates in a stable value fund that invests primarily in Guaranteed Investment Contracts (“GIC”) issued by insurance companies; Bank Investment Contracts (“BIC”) issued by banks; structured or Synthetic Investment Contracts (“SIC”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); Separate Account Contracts (“SAC”); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts).

4.	Tax Status

The IRS has determined and informed the Company by a letter dated October 11, 2017, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of such tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party and Party-In-Interest Transactions

The recordkeeping and custody functions for the underlying investments held by the Plan are performed by Fidelity Management Trust Company. Certain investments of the Plan are shares of mutual funds advised by affiliates of Fidelity Management Trust Company. Another investment in the Plan is an investment fund comprised primarily of shares of common stock (“Employer stock fund”) issued by ING Groep N.V. (“ING”). ING is the ultimate parent of the Company as defined by the Plan. The Plan held 409,479.941 and 493,373.111 shares valued at $6,418,512 and $7,410,464 as of December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, dividends of $492,229 were received by the Plan from the Company and the Plan purchased 55,826.596 shares and sold 139,719.766 shares.

Additionally, the Plan issues notes to participants, which are secured by the balance in the participants’ accounts. All of these transactions qualify as party-in-interest transactions.

6.	Plan Termination

While the Company has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company. In the event of such termination of the Plan, affected participants would become 100% vested and the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination, subject to the provisions of ERISA.

7.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, and has determined that no significant events occurred after December 31, 2024, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at end of Year)

DECEMBER 31, 2024

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	ING Groep NV	Stock Purchase Account		$6,418,512
*	Fidelity Government Money Market Fund	Mutual Fund		154,180
	American Century Small Cap Growth IV	Mutual Fund		10,659,127
	American Funds American Balanced Fund Class R6	Mutual Fund		7,273,926
	DFA U.S. Small Cap I	Mutual Fund		16,419,300
	PIMCO All Asset Institutional	Mutual Fund		731,080
	PIMCO High Yield Inst	Mutual Fund		5,467,948
	T. Rowe Price Equity Income Fund	Mutual Fund		27,213,295
	Baird Core Plus Institutional	Mutual Fund		4,373,061
	iShares U.S. Aggregate Bond Index K	Mutual Fund		5,381,541
*	Fidelity International Index Fund	Mutual Fund		11,708,758
*	Fidelity 500 Index Fund	Mutual Fund		121,414,548
*	Fidelity Emerging Markets Index Fund	Mutual Fund		3,288,570
*	Fidelity Mid Cap Index Fund	Mutual Fund		13,788,691
	Carillon Eagle Mid Cap Growth R6	Mutual Fund		14,454,319
	Cohen & Steers Institutional Realty Shares	Mutual Fund		9,371,940
*	Fidelity International Capital Appreciation K6	Mutual Fund		7,379,662
	Federated Hermes Short-Term Government IS	Mutual Fund		6,696,276
*	Fidelity Freedom Income K6	Mutual Fund		1,038,844
*	Fidelity Freedom 2010 K6	Mutual Fund		140,396
*	Fidelity Freedom 2015 K6	Mutual Fund		187,468
*	Fidelity Freedom 2020 K6	Mutual Fund		1,136,432
*	Fidelity Freedom 2025 K6	Mutual Fund		1,287,257
*	Fidelity Freedom 2030 K6	Mutual Fund		7,296,213
*	Fidelity Freedom 2035 K6	Mutual Fund		5,535,159

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at end of Year)

DECEMBER 31, 2024

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	Fidelity Freedom 2040 K6	Mutual Fund		$16,071,018
*	Fidelity Freedom 2045 K6	Mutual Fund		8,487,759
*	Fidelity Freedom 2050 K6	Mutual Fund		7,767,747
*	Fidelity Freedom 2055 K6	Mutual Fund		7,860,393
*	Fidelity Freedom 2060 K6	Mutual Fund		6,824,709
*	Fidelity Freedom 2065 K6	Mutual Fund		1,720,797
*	Fidelity Freedom 2070 K6	Mutual Fund		375
	Seafarer OS GR&IN IV	Mutual Fund		4,869,120
	Parnassus Core Equity IS	Mutual Fund		992,367
	Harbor Capital Appreciation CIT 2	Collective Investment Trust		70,765,456
	T. Rowe Price Stable Value Fund	Collective Investment Trust		38,901,668

				453,077,912
*	Participant Loans	Interest rates range from 5.25% - 10.50% with maturities through 2031	—	1,548,815

				$454,626,727

*	Party-in-interest as defined by ERISA
(1)	Cost is not required for participant-directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

By:	/s/ Brennan Cumming
Brennan Cumming, Director, Human Resources

Dated: June 25, 2025